                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                          Medical Manager Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  58461C 10 3
                                  -----------
                                 (CUSIP Number)

                            Bradley D. Houser, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 July 23, 1999
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 2 OF 18
----------------------------                         ---------------------------

            Name of reporting persons
    1       S.S. or I.R.S. Identification No. of above persons (Entities Only)
            Michael A. Singer
--------------------------------------------------------------------------------
            Check the appropriate box if a member of a group              (a)[X]
    2       (See Instructions)
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC use only
    3

--------------------------------------------------------------------------------
            Source of funds (See Instructions)
    4
            OO
--------------------------------------------------------------------------------
            Check box if disclosure of legal proceedings is required
    5       pursuant to Items 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            Citizenship or place of organization
    6
            United States of America
--------------------------------------------------------------------------------
                                           Sole voting power
                                    7
          NUMBER OF                        -0-
            SHARES                  --------------------------------------------
         BENEFICIALLY                      Shared voting power
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         Sole dispositive power
             WITH                   9
                                           -0-
                                    --------------------------------------------
                                           Shared dispositive power
                                    10
                                           -0-
--------------------------------------------------------------------------------
            Aggregate amount beneficially owned by each reporting person
    11
            -0-
--------------------------------------------------------------------------------
            Check box if the aggregate amount in row (11) excludes certain
    12      shares (See Instructions)                                        [ ]


--------------------------------------------------------------------------------
            Percent of class represented by amount in row (11)
    13
            0.0%
--------------------------------------------------------------------------------
            Type of reporting person (See Instructions)
    14
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 3 OF 18
----------------------------                         ---------------------------

            Name of reporting persons
    1       S.S. or I.R.S. Identification No. of above persons (Entities Only)
            MAS 1997 Family Limited Partnership
--------------------------------------------------------------------------------
            Check the appropriate box if a member of a group              (a)[X]
    2       (See Instructions)
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC use only
    3

--------------------------------------------------------------------------------
            Source of funds (See Instructions)
    4
            OO
--------------------------------------------------------------------------------
            Check box if disclosure of legal proceedings is required
    5       pursuant to Items 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            Citizenship or place of organization
    6
            Texas
--------------------------------------------------------------------------------
                                           Sole voting power
                                    7
          NUMBER OF                        -0-
            SHARES                  --------------------------------------------
         BENEFICIALLY                      Shared voting power
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         Sole dispositive power
             WITH                   9
                                           -0-
                                    --------------------------------------------
                                           Shared dispositive power
                                    10
                                           -0-
--------------------------------------------------------------------------------
            Aggregate amount beneficially owned by each reporting person
    11
            -0-
--------------------------------------------------------------------------------
    12      Check box if the aggregate amount in row (11) excludes certain
            shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
            Percent of class represented by amount in row (11)
    13
            0.0%
--------------------------------------------------------------------------------
            Type of reporting person (See Instructions)
    14
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 4 OF 18
----------------------------                         ---------------------------

            Name of reporting persons
    1 S.S. or I.R.S. Identification No. of above persons (Entities Only) MAS 1997 Manager, Inc.
--------------------------------------------------------------------------------
            Check the appropriate box if a member of a group*             (a)[X]
            (See Instructions)
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            Sec use only
    3

--------------------------------------------------------------------------------
            Source of funds (See Instructions)
    4
            OO
--------------------------------------------------------------------------------
            Check box if disclosure of legal proceedings is required
    5       pursuant to Items 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            Citizenship or place of organization
    6
            Texas
--------------------------------------------------------------------------------
                                           Sole voting power
                                    7
          NUMBER OF                        -0-
            SHARES                  --------------------------------------------
         BENEFICIALLY                      Shared voting power
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         Sole dispositive power
             WITH                   9
                                           -0-
                                    --------------------------------------------
                                           Shared dispositive power
                                    10
                                           -0-
--------------------------------------------------------------------------------
            Aggregate amount beneficially owned by each reporting person
    11
            -0-
--------------------------------------------------------------------------------
    12      Check box if the aggregate amount in row (11) excludes certain
            shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
            Percent of class represented by amount in row (11)
    13
            0.0%
--------------------------------------------------------------------------------
            Type of reporting person (See Instructions)
    14
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 5 OF 18
----------------------------                         ---------------------------

            Name of reporting persons
    1       S.S. or I.R.S. Identification No. of above persons (Entities Only)
            Richard W. Mehrlich
--------------------------------------------------------------------------------
            Check the appropriate box if a member of a group              (a)[X]
    2       (See Instructions)
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC use only
    3

--------------------------------------------------------------------------------
            Source of funds (See Instructions)
    4
            OO
--------------------------------------------------------------------------------
            Check box if disclosure of legal proceedings is required
    5       pursuant to Items 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            Citizenship or place of organization
    6
            United States of America
--------------------------------------------------------------------------------
                                           Sole voting power
                                    7
          NUMBER OF                        -0-
            SHARES                  --------------------------------------------
         BENEFICIALLY                      Shared voting power
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         Sole dispositive power
             WITH                   9
                                           -0-
                                    --------------------------------------------
                                           Shared dispositive power
                                    10
                                           -0-
--------------------------------------------------------------------------------
            Aggregate amount beneficially owned by each reporting person
    11
            -0-
--------------------------------------------------------------------------------
            Check box if the aggregate amount in row (11) excludes certain
    12      shares (See Instructions)                                        [ ]


--------------------------------------------------------------------------------
            Percent of class represented by amount in row (11)
    13
            0.0%
--------------------------------------------------------------------------------
            Type of reporting person (See Instructions)
    14
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 6 OF 18
----------------------------                         ---------------------------

            Name of reporting persons
    1       S.S. or I.R.S. Identification No. of above persons (Entities Only)
            Professional Management Systems, Inc.
--------------------------------------------------------------------------------
            Check the appropriate box if a member of a group              (a)[X]
    2       (See Instructions)
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC use only
    3

--------------------------------------------------------------------------------
            Source of funds (See Instructions)
    4
            OO
--------------------------------------------------------------------------------
            Check box if disclosure of legal proceedings is required
    5       pursuant to Items 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            Citizenship or place of organization
    6
            Illinois
--------------------------------------------------------------------------------
                                           Sole voting power
                                    7
          NUMBER OF                        -0-
            SHARES                  --------------------------------------------
         BENEFICIALLY                      Shared voting power
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         Sole dispositive power
             WITH                   9
                                           -0-
                                    --------------------------------------------
                                           Shared dispositive power
                                    10
                                           -0-
--------------------------------------------------------------------------------
            Aggregate amount beneficially owned by each reporting person
    11
            -0-
--------------------------------------------------------------------------------
            Check box if the aggregate amount in row (11) excludes certain
    12      shares (See Instructions)                                        [ ]


--------------------------------------------------------------------------------
            Percent of class represented by amount in row (11)
    13
            0.0%
--------------------------------------------------------------------------------
            Type of reporting person (See Instructions)
    14
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 7 OF 18
----------------------------                         ---------------------------

            Name of reporting persons
    1       S.S. or I.R.S. Identification No. of above persons (Entities Only)
            John H. Kang
--------------------------------------------------------------------------------
            Check the appropriate box if a member of a group              (a)[X]
    2       (See Instructions)
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC use only
    3

--------------------------------------------------------------------------------
            Source of funds (See Instructions)
    4
            OO
--------------------------------------------------------------------------------
            Check box if disclosure of legal proceedings is required
    5       pursuant to Items 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            Citizenship or place of organization
    6
            United States of America
--------------------------------------------------------------------------------
                                           Sole voting power
                                    7
          NUMBER OF                        -0-
            SHARES                  --------------------------------------------
         BENEFICIALLY                      Shared voting power
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         Sole dispositive power
             WITH                   9
                                           -0-
                                    --------------------------------------------
                                           Shared dispositive power
                                    10
                                           -0-
--------------------------------------------------------------------------------
            Aggregate amount beneficially owned by each reporting person
    11
            -0-
--------------------------------------------------------------------------------
    12      Check box if the aggregate amount in row (11) excludes certain
            shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
            Percent of class represented by amount in row (11)
    13
            0.0%
--------------------------------------------------------------------------------
            Type of reporting person (See Instructions)
    14
            IN
--------------------------------------------------------------------------------

                                                      PAGE 8 of 18
                                                      --------------------------


ITEM 1.           SECURITY AND ISSUER.

                  Item 1 is amended in its entirety to read as follows:

                  This Amendment No. 3 to Schedule 13D ("Amendment") relates to the common stock, par value $.01 per share (the "Common Stock"), of Medical Manager Corporation, a Delaware corporation (the "Company")(1). The Company, which upon completion of the Merger described in Item 4 to this Amendment became a wholly owned subsidiary of Synetic, Inc. ("Synetic"), is a leading provider of comprehensive physician practice management systems to providers of health care services in the United States and is headquartered at 3001 North Rocky Point Drive East, Suite 400, Tampa, Florida 33607.

                  This Amendment amends the Amendment No. 2 to Schedule 13D filed on June 1, 1999 ("Amendment No. 2"), by and on behalf of Michael A. Singer, MAS 1997 Family Limited Partnership, a Texas limited partnership ("MFLP"), MAS 1997 Manager, Inc., a Texas corporation ("MMI" and, together with Mr. Singer and MFLP, the "Singer Reporting Persons"), Richard W. Mehrlich, Professional Management Systems, Inc., an Illinois corporation ("PMSI" and, together with Mr. Mehrlich, the "Mehrlich Reporting Persons"), and John J. Kang, with respect to each person's or entity's ownership of the Common Stock of the Company.

                  All items not specifically mentioned in this Amendment remain as provided for in Amendment No. 2, as such document relates to each of the Reporting Persons.

                  As described in Item 2 to Amendment No. 2, the Singer Reporting Persons, the Mehrlich Reporting Persons and Kang have formed a group (the "13D Group") for the purposes of the filing requirements of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Singer Reporting Persons, the Mehrlich Reporting Persons and Mr. Kang are sometimes collectively referred to herein as the "Reporting Persons."

-----------
(1) Please note that upon completion of the Merger (as hereinafter defined), Synetic changed its name to Medical Manager Corporation. However, for the purposes of this Amendment, all references to Medical Manager Corporation and the Company will refer to the pre-Merger Medical Manager Corporation, as issuer, and its securities.

                                                      PAGE 9 of 18
                                                      --------------------------


ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.

                  The fourth paragraph of Item 3 of Amendment No. 2 is amended in its entirety to read as follows:

                  This Amendment is filed as a result of the termination of the Voting Agreement (the "Voting Agreement"), dated as of May 16, 1999, by Messrs. Singer, Mehrlich and Kang (collectively, the "Stockholders"), to and for the benefit of Synetic, in connection with the completion of Merger (as hereinafter defined), in accordance with the provisions thereof.

                                                      PAGE 10 of 18
                                                      --------------------------


ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 of Amendment No. 2 is amended in its entirety to read as follows:

                  The Voting Agreement was entered into in connection with the execution of an Agreement and Plan of Merger dated as of May 16, 1999 (the "Merger Agreement"), by and among Synetic, Marlin Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Synetic ("Marlin"), and the Company, as an inducement and a condition to Synetic's and Marlin's entering into the Merger Agreement.

                  Pursuant to the Merger Agreement, on July 23, 1999, Marlin merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. Upon completion of the Merger, the combined company changed its name to Medical Manager Systems, Inc., and Synetic changed its name to Medical Manager Corporation. Pursuant to the Merger Agreement, upon the completion of the Merger each share of Common Stock outstanding immediately prior to the Merger was converted into the right to receive 0.625 shares of Synetic common stock.

                  Pursuant to the Merger Agreement, Synetic assumed all options outstanding at the Effective Time (as such term is defined in the Merger Agreement) of the merger under the Company's stock option plans. At the Effective Time, all such options vested in full and became immediately exercisable upon the same terms and conditions as under the applicable Company stock option plan, as adjusted to reflect the Exchange Ratio (as such term is defined in the Merger Agreement).

         The Voting Agreement terminated at the Effective Time.

                                                      PAGE 11 of 18
                                                      --------------------------



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of Amendment No. 2 is amended in its entirety to read as follows:

                  (a) At the Effective Time, each share of Common Stock owned by each of the Reporting Persons was converted into the right to receive 0.625 shares of Synetic common stock. Each option to purchase Common Stock owned by each of the Reporting Persons was converted into the right to purchase Synetic common stock, as adjusted to reflected the Exchange Ratio. Therefore, as of the Effective Time, none of the Reporting Persons own or may be deemed to directly or indirectly beneficially own any shares of Common Stock.

                  (b) Not applicable. As a result of the Merger, as of the Effective Time, none of the Reporting Persons are deemed to beneficially own any shares of Common Stock, and therefore do not have the sole or shared power to vote or dispose of any shares of Common Stock.

                  (c) See Item 4 hereof for a description of the Merger.

                  (d) Not applicable.

                  (e) As a result of the completion of the Merger on July 23, 1999, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

                                                      PAGE 12 of 18
                                                      --------------------------




ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 Joint Filing Agreement, dated July 23, 1999, by and among the Reporting Persons.

                                                      PAGE 13 of 18
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Michael A. Singer
                                   ---------------------------------------------
                                   Michael A. Singer



Dated: July 23, 1999

                                                      PAGE 14 of 18
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MAS 1997 Family Limited Partnership



                                   By:  MAS 1997 Manager, Inc., a general
                                        partner


                                   By: /s/ Michael A. Singer
                                       ----------------------------------------
                                       Michael A. Singer
                                       President


Dated:  July 23, 1999

                                                      PAGE 15 of 18
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   MAS 1997 Manager, Inc.



                                   By: /s/ Michael A. Singer
                                       -----------------------------------------
                                       Michael A. Singer
                                       President


Dated:  July 23, 1999

                                                      PAGE 16 of 18
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Richard W. Mehrlich
                                   ---------------------------------------------
                                   Richard W. Mehrlich



Dated: July 23, 1999

                                                      PAGE 17 of 18
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Professional Management Systems, Inc.



                                   By: /s/ Richard W. Mehrlich
                                       -----------------------------------------
                                       Richard W. Mehrlich
                                       President


Dated: July 23, 1999

                                                      PAGE 18 of 18
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                       /s/ John H. Kang
                                       ----------------------------------------
                                       John H. Kang


Dated:  July 23, 1999